1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 23, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE NINTH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The purpose of this announcement is to disclose the resolutions passed at the Ninth Meeting of the Fifth Session of the Board on 23 April 2012.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the Ninth Meeting of the Fifth Session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 9 April 2012 by way of written notices or e-mails. The meeting was held on 23 April 2012 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by physical meeting. Eleven directors of the Company were notified of the meeting and all of them attended the meeting, which is in compliance with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company.

The eleven directors of the Company present at the meeting unanimously agreed and passed the following resolutions:

1. Approved “The 2012 First Quarter Report of Yanzhou Coal Mining Company Limited”.

2. Approved the “Proposal in relation to the acquisition of Beisu coal mine and Yangcun coal mine”.

(1) Approved the Company’s acquisition of all of the assets of Beisu coal mine and Yangcun coal mine, which are owned by Yankuang Group Corporation Limited (“Yankuang Group”), for RMB 824,142,300;

(2) Approved the execution of the “Assets Transfer Agreement” by the Company with Yankuang Group and Yankuang Group Beisu Coal Mine Co., Ltd.;

(3) Authorised Mr. Wu Yuxiang, as a director and Chief Financial Officer of the Company, to ratify and execute the agreements and legal documents relating to the acquisition and to amend any such agreements and legal documents where necessary and to handle matters in relation to the title transfer and assets transfer on behalf of the Company.

Details of the acquisition are set out in the “Connected Transaction” announcement of the Company dated 23 April 2012, which is published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or in China Security Journal, Shanghai Security News.

3. Approved the “Proposal in relation to the extension of the term of the USD 3 billion loan of Yancoal Australia Limited” and submit the same to the 2011 annual general meeting of the shareholders ( the “AGM”) for discussion and consideration.

Submitted to the AGM to authorize the Board and to approve the authorisation to the management of the Company by the Board to handle the following matters based on the principle of maximisation of the Company’s interests and subject to relevant laws and regulations:

(1) extend the term of the USD 3 billion loan of Yancoal Australia Limited (“Yancoal Australia”) by 5 years, and Yanzhou Coal will continue to provide guarantee for Yancoal Australia;

(2) ratify the terms of loan term extension agreement, guarantee agreement and other relevant legal documents, sign the relevant agreements, contracts and legal documents, and handle matters in relation to the term extension and guarantee.

4. Approved the “Proposal in relation to the provision of guarantee to the business in Australia” and the submission of the same to the 2011 AGM for discussion and consideration.

(1) approved Yancoal Australia to finance not more than AUD 1.7 billion as appropriate, and Yanzhou Coal will, if necessary, provide guarantee thereof;

(2) approved Yancoal Australia and its subsidiaries to provide guarantee of not more than AUD 0.3 billion for their subsidiaries in respect of daily operation;

(3) authorized Mr. Wu Yu Xiang, as a director and Chief Financial Officer of the Company, to ratify the terms of financing agreement, guarantee agreement and other legal documents, to sign relevant agreements, contracts and legal documents and to handle matters in relation to financing and guarantee on behalf of the Company.

The details are set out in the “Announcement in relation to the provision of guarantee to subsidiary of the Company” dated 23 April 2012, which is published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or in China Security Journal, Shanghai Security News.

5. Approved the “Proposal in relation to the establishment of Jidong Property Service Center of Yanzhou Coal Mining Company Limited”.

Approved the establishment of Jidong Property Service Center, which will be responsible for the property service of Jidong coal mine area of the Company.

6. Approved the convening of the 2011 AGM of Yanzhou Coal Mining Company Limited.

The Company will publish the notice of 2011 AGM in due course.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

23 April 2012

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC